CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes due 2019	$1,992,640,000	$256,652.04

Floating Rate Senior Notes due 2019	$750,000,000	$96,600.00

PROSPECTUS Dated November 21, 2011 PROSPECTUS SUPPLEMENT Dated November 21, 2011	Pricing Supplement No. 1,246 to Registration Statement No. 333-178081 Dated January 21, 2014 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2019
Floating Rate Senior Notes Due 2019

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2019 (the “fixed rate notes due 2019”) or the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2019 (the “floating rate notes due 2019” and, together with the fixed rate notes due 2019, the “notes”) prior to the maturities thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.”  In addition, we describe the basic features of the fixed rate notes due 2019 in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and we describe the basic features of the floating rate notes due 2019 in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

With respect to the fixed rate notes due 2019, we describe how interest is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.  With respect to the floating rate notes due 2019, we describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Fixed Rate Notes Due 2019		Floating Rate Notes Due 2019
Principal Amount:	$2,000,000,000	Principal Amount:	$750,000,000
Maturity Date:	January 24, 2019	Maturity Date:	January 24, 2019
Settlement Date		Settlement Date
(Original Issue Date):	January 24, 2014 (T+3)	(Original Issue Date):	January 24, 2014 (T+3)
Interest Accrual Date:	January 24, 2014	Interest Accrual Date:	January 24, 2014
Issue Price:	99.632%	Issue Price:	100%
(continued on the next page)		(continued on the next page)

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MITSUBISHI UFJ SECURITIES
ABN AMRO	ANZ SECURITIES, INC.
APTO PARTNERS	BANCA IMI
BBVA	BMO CAPITAL MARKETS
BNY MELLON CAPITAL MARKETS, LLC	CAPITAL ONE SOUTHCOAST
DREXEL HAMILTON	FIFTH THIRD SECURITIES, INC.
KBC SECURITIES USA, INC.	KEYBANC CAPITAL MARKETS
LLOYDS SECURITIES	MISCHLER FINANCIAL GROUP
nabSECURITIES, LLC	NATIXIS SECURITIES AMERICAS LLC
RBC CAPITAL MARKETS	REGIONS SECURITIES LLC
SANTANDER	SCOTIABANK
SOCIETE GENERALE	SUNTRUST ROBINSON HUMPHREY
TD SECURITIES	US BANCORP
CABRERA CAPITAL MARKETS, LLC

Fixed Rate Notes Due 2019		Floating Rate Notes Due 2019
Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars
Redemption Percentage		Redemption Percentage
at Maturity:	100%	at Maturity:	100%
Interest Rate:	2.500% per annum	Base Rate:	LIBOR
	(calculated on a 30/360 day	Spread (Plus or Minus):	Plus 0.85%
	count basis)	Index Maturity:	Three months
Interest Payment Period:	Semi-annual	Index Currency:	U.S. dollars
Interest Payment Dates:	Each January 24 and July	Initial Interest Rate:	The Base Rate plus 0.85% (to
	24, commencing July 24,		be determined by the
	2014		Calculation Agent on the
Business Day:	New York		second London banking day
Business Day Convention:	Following unadjusted		prior to the Original Issue
Minimum Denominations:	$1,000 and integral		Date)
	multiples of $1,000 in	Interest Payment Period:	Quarterly
	excess thereof	Interest Payment Dates:	Each January 24, April 24,
CUSIP:	61746BDM5		July 24 and October 24,
ISIN:	US61746BDM54		commencing April 24, 2014
Other Provisions:	None	Interest Reset Period:	Quarterly
		Interest Reset Dates:	Each Interest Payment Date
Interest Determination
		Dates:	The second London banking
day prior to each Interest Reset
Date
		Reporting Service:	Reuters (Page LIBOR01)
		Business Day:	New York
		Calculation Agent:	The Bank of New York Mellon
(as successor to JPMorgan
Chase Bank, N.A. (formerly
known as JPMorgan Chase
Bank))
		Minimum Denominations:	$1,000 and integral multiples
of $1,000 in excess thereof
		CUSIP:	61746BDN3
		ISIN:	US61746BDN38
		Other Provisions:	None

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On January 21, 2014, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.282%, plus accrued interest, if any, for the fixed rate notes due 2019 and at a net price of 99.65%, plus accrued interest, if any, for the floating rate notes due 2019, which we refer to as the “purchase price” for the respective notes.  The purchase price for the fixed rate notes due 2019 equals the stated issue price of 99.632% less a combined management and underwriting commission of 0.35% of the principal amount of the fixed rate notes due 2019 and the purchase price for the floating rate notes due 2019 equals the stated issue price of 100% less a combined management and underwriting commission of 0.35% of the principal amount of the floating rate notes due 2019.

Name	Principal Amount of Fixed Rate Notes Due 2019	Principal Amount of Floating Rate Notes Due 2019
Morgan Stanley & Co. LLC	$1,370,000,000	$510,000,000
Mitsubishi UFJ Securities (USA), Inc.	200,000,000	75,000,000
ABN AMRO Securities (USA) LLC	20,000,000	7,500,000
ANZ Securities, Inc.	20,000,000	7,500,000
Apto Partners, LLC	—	7,500,000
Banca IMI S.p.A.	20,000,000	7,500,000
BBVA Securities Inc.	20,000,000	7,500,000
BMO Capital Markets Corp.	20,000,000	7,500,000
BNY Mellon Capital Markets, LLC	20,000,000	7,500,000
Capital One Southcoast, Inc.	20,000,000	7,500,000
Drexel Hamilton, LLC	—	7,500,000
Fifth Third Securities, Inc.	20,000,000	7,500,000
KBC Securities USA, Inc.	20,000,000	7,500,000
KeyBanc Capital Markets Inc.	20,000,000	7,500,000
Lloyds Securities Inc.	20,000,000	7,500,000
Mischler Financial Group, Inc.	20,000,000	—
nabSecurities, LLC	20,000,000	7,500,000
Natixis Securities Americas LLC	20,000,000	7,500,000
RBC Capital Markets, LLC	20,000,000	7,500,000
Regions Securities LLC	—	7,500,000
Santander Investment Securities Inc.	20,000,000	7,500,000
Scotia Capital (USA) Inc.	20,000,000	—
SG Americas Securities LLC	20,000,000	7,500,000
SunTrust Robinson Humphrey, Inc.	20,000,000	7,500,000
TD Securities (USA) LLC	20,000,000	7,500,000
U.S. Bancorp Investments, Inc.	20,000,000	7,500,000
Cabrera Capital Markets, LLC	10,000,000	—
Total	$2,000,000,000	$750,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Banca IMI S.p.A. is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State at any time:

(1)      to any legal entity which is a qualified investor as defined in the Prospective Directive;

(2)      to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant agent, underwriter or dealer nominated by Morgan Stanley for any such offer; or

(3)      in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (1) to (3) above shall require us or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

WARNING: The contents of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.

 None of the notes has been offered or sold or will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.  None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or their contents has been reviewed by any regulatory authority in Hong Kong.  Accordingly, no person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance.

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, none of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.  Where notes are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 except:

(1)  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) of the SFA or Section 276(4)(i)(B) of the SFA;

(2)  where no consideration is or will be given for the transfer;

(3)  where the transfer is by operation of law; or

(4) pursuant to Section 276(7) of the SFA.

The notes may not be offered or sold, directly or indirectly, in Switzerland except in circumstances that will not result in the offer of the notes being a public offering in Switzerland within the meaning of the Swiss Federal Code of Obligations (“CO”). Neither this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as that term is understood pursuant to Article 652a or 1156 CO, and neither this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus nor any other offering material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland. The notes are not authorized by or registered with the Swiss Financial Market Supervisory Authority as a foreign collective investment scheme. Therefore, investors do no benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Financial Market Supervisory Authority.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.